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06008123

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2006
209
WASH. D.C. SECTION

SEC FILE NUMBER
8- 52753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FG MARKETS, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 JOHN STREET, #703
(No. and Street)

NEW YORK	NY	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SANTOSH SHETTY 212-2274280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JONES KOHANSKI & CO. LLP.
(Name – *if individual, state last, first, middle name*)

3939 BIRNEY AVE	MOOSIC	PA	18507
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/24

OATH OR AFFIRMATION

I, SANTOSH SHETTY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FG MARKETS, INC, as of DECEMBER, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL & OPS. PRINCIPAL

Title

Notary Public

HOUSTON G. GRANVILLE
No. 01GR6094827
Notary Public, State of New York
Qualified in Bronx County
My Commission Expires June 30, 2007

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH. D.C.
209

FG MARKETS, INC.

FINANCIAL STATEMENTS
AND
ADDITIONAL INFORMATION
DECEMBER 31, 2005 AND 2004

FG MARKETS, INC.

TABLE OF CONTENTS
DECEMBER 31, 2005 AND 2004

JonesKohanski

Consultants | Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
FG Markets, Inc.:

We have audited the accompanying balance sheet of FG Markets, Inc. as of December 31, 2005 and 2004, and the related statements of income and accumulated deficit, changes in stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FG Markets, Inc. as of December 31, 2005 and 2004, and the results of it's operations, changes in stockholder's equity, and cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 14 is presented for the purposes of additional analysis and is not a required part of the basic financial statements. The information on pages 11 through 14 is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones Kohanski & Co., LLP

February 23, 2006
Moosic, PA

JONES KOHANSKI & CO., LLP
6 Brookhill Square South . Sugarloaf PA 18249 . Phone: 570.788.7000 . Fax: 570.788.7001
3939 Birney Avenue . Moosic PA 18507 . Phone: 570.941.2248 . Fax: 570.941.2236

FG MARKETS, INC.

BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
CURRENT ASSETS:		
Cash	$ 20,804	$ 141,529
Receivable from brokers or dealers	58,584	3,141
Deferred income taxes	89,235	81,344
Deposits	25,000	26,539
Total Current Assets	193,623	252,553
FURNITURE AND EQUIPMENT	13,502	4,854
OTHER ASSETS:		
Security Deposit	28,044	-
	$ 235,169	$ 257,407
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Accounts Payable	$ 2,129	$ 2,276
Obligation Under Capital Lease - Current Portion	1,827	-
Total Current Liabilities	3,956	2,276
LONG TERM DEBT, net of current portion:		
Obligation Under Capital Lease	5,065	-
Total Liabilities	9,021	2,276
STOCKHOLDER'S EQUITY:		
Common stock, $10 par value; 100,000 shares authorized, 56,000 shares issued and outstanding	560,000	560,000
Accumulated deficit	(333,852)	(304,870)
Total Stockholder's Equity	226,148	255,130
	$ 235,169	$ 257,406

The accompanying notes are an integral part of these financial statements

FG MARKETS, INC.

STATEMENTS OF INCOME AND ACCUMULATED DEFICIT
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES:		
Commissions	$ 6,564	$ 34,230
Interest income	831	286
Miscellaneous income	-	1,158
Trading income	-	719
Research fees	125,500	-
Total Revenues	132,894	36,393
COST OF REVENUES:		
Clearing charges	1,093	2,377
Gross Profit	131,801	34,016
OPERATING EXPENSES	170,507	107,998
LOSS FROM OPERATIONS	(38,706)	(73,982)
OTHER INCOME:		
Gain (Loss) on foreign exchange rate conversion	(5,167)	6,122
World Trade Center Incentive Grant	7,000	-
LOSS BEFORE PROVISION FOR INCOME TAXES	(36,873)	(67,860)
PROVISION FOR INCOME TAXES (BENEFIT):		
Deferred	(7,891)	(13,261)
NET LOSS	(28,982)	(54,599)
ACCUMULATED DEFICIT:		
BEGINNING	(304,870)	(250,271)
ENDING	$ (333,852)	$ (304,870)

The accompanying notes are an integral part of these financial statements.

FG MARKETS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
BALANCE - JANUARY 1, 2004	$ 560,000	$ -	$ (250,271)	$ 309,729
Net Loss	-	-	(54,599)	(54,599)
Issuance of Common Stock	-	-	-	-
BALANCE - DECEMBER 31, 2004	560,000	-	(304,870)	255,130
Net Loss	-	-	(28,982)	(28,982)
Issuance of Common Stock	-	-	-	-
BALANCE - DECEMBER 31, 2005	$ 560,000	$ -	$ (333,852)	$ 226,148

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (28,982)	$ (54,599)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	3,976	1,312
Deferred income taxes	(7,891)	(13,261)
Change in assets and liabilities:		
Receivable from brokers or dealers	(55,443)	25,248
Deposits	(26,505)	-
Accounts payable	(147)	(680)
Net Cash Used By Operating Activities	(114,992)	(41,980)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(4,410)	(3,299)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on capital lease	(1,323)	-
NET DECREASE IN CASH	(120,725)	(45,279)
CASH - BEGINNING	141,529	186,808
CASH - ENDING	$ 20,804	$ 141,529
SUPPLEMENTAL DISCLOSURES:		
Interest paid	$ 1,112	$ -
NONCASH INVESTING AND FINANCING ACTIVITIES:		
Acquisition of equipment with capital lease	$ 8,215	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1: SUMMARY OF ACCOUNTING POLICIES AND NATURE OF OPERATIONS

Nature of Operations

FG Markets, Inc., (formerly FG (USA), Inc.) is registered with the Securities and Exchange Commission (SEC) as a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD). The Company operates its business from leased facilities located in Manhattan, NY.

Basis of Accounting

The financial statements of FG Markets, Inc. have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other liabilities.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with initial maturity of three months or less to be cash equivalents.

Furniture, Equipment, and Improvements

Furniture, equipment, and improvements are recorded at cost. Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Furniture and Fixtures	5 years
Office Equipment	5 years
LeaseHold Improvements	5 years

NOTE 1: SUMMARY OF ACCOUNTING POLICIES AND NATURE OF OPERATIONS (CONT'D)

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax accounting of organization costs that will result in taxable or deductible income amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. Deferred income tax assets are also recognized for tax credits and net operating loss carryovers that are available to offset future income taxes.

NOTE 2: LONG-TERM DEBT

CAPITAL LEASE OBLIGATIONS

FG Markets Inc., Has entered into a capital lease for equipment. The lease agreement requires monthly payments of $240. The lease matures February 2009, secured by equipment.

The following is a summary of future minimum lease payments required under this capital lease along with the present value of the net minimum lease payments as of December 31, 2005.

Year	Amount
2006	$ 2,880
2007	2,880
2008	2,880
2009	480
Total minimum lease payments	9,120
Less amounts representing interest taxes and insurance	(2,228)
Present value of net minimum lease payments	$ 6,892

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

	2005	2004
Furniture and fixtures	4,772	4,367
Office equipment	15,189	5,467
Leasehold Improvements	2,500	-
	22,461	9,834
Less: Accumulated depreciation	8,959	4,981
	$ 13,502	$ 4,853

NOTE 4: INCOME TAXES

Components of income tax provision are as follows:

	2005	2004
Deferred income tax expense (benefit)	$ (7,891)	$ (13,261)

The net deferred tax asset in the accompanying balance sheet at December 31 includes the following components:

	2005	2004
Current deferred tax asset	$ 89,235	$ 81,344

NOTE 5: DEPOSITS

Deposits consisted of the following at December 31:

	2005	2004
Deposit with Pershing	$ 25,000	$ 25,000
Deposit on leased facility	28,044	1,539
	$ 53,044	$ 26,539

NOTE 6: LEASING ARRANGEMENTS

FG Markets, Inc. entered into an operating lease on December 28, 2004 to rent an office facility in New York, New York. The term of the lease is five years commencing on February 1, 2005 and ending January 31, 2010.

Minimum future lease payments under the above operating lease are as follows:

Years ending December 31,		Amount
2005	$	51,414
2006	$	57,438
2007	$	58,950
2008	$	60,509
2009	$	62,114
2010	$	5,187

NOTE 7: NET CAPITAL REQUIREMENTS

FG Markets, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1(a)(2)(V)(i)), which requires the maintenance of minimum net capital of $5,000. At December 31, 2005, the Company had net capital of $36,143.

FG MARKETS, INC.

OPERATING EXPENSES
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
OPERATING EXPENSES:		
Salaries and wages	$ 51,779	$ 56,694
Payroll taxes	5,604	5,304
Rent	57,175	6,552
Telephone	16,278	5,086
Professional fees	10,188	11,532
Utilities	9,990	9,623
Registration and membership	5,105	3,840
Depreciation	3,976	1,312
Repairs and maintenance	2,781	181
Office expense	2,646	1,481
Vehicle expense	1,279	2,364
Taxes	1,227	537
Travel	1,153	2,468
Insurance	831	839
Dues and subscriptions	346	139
Miscellaneous expense	149	7
Professional development	-	39
Total Operating Expenses	$ 170,507	$ 101,446

See accountants' report.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2005

SCHEDULE I

FG MARKETS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Total Stockholder's equity from the balance sheet		$ 226,148
Less: Stockholders equity not allowed for net capital		-
Total Stockholder's equity qualified for net capital		226,148
Deductions and/or charges:		
Nonallowable assets:		
Petty Cash	$ 668	
Furniture and equipment, net	13,502	
Other receivables	86,544	
Deferred income tax asset	89,235	
		(189,949)
Net capital before haircuts on securities positions		36,199
Haircuts on securities		56
Net Capital		$ 36,143
Computation of basic net capital requirement:		
Minimum dollar net capital requirement of reporting broker/dealer in accordance with SEC Rule 15c3-1(a)(2)(V)(i)		5,000
Excess Net Capital		$ 31,143

See auditors' report.

SCHEDULE II

FG MARKETS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

** This Company is exempt from the filing requirements of SEC Rule 15c3-3 under section (k)(2)(ii) of the aforementioned Rule. Accordingly, no information has been provided in this schedule.

See auditors' report.

SCHEDULE III

FG MARKETS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2005

** **This Company is exempt from the filing requirements of SEC Rule 15c3-3 under section (k)(2)(ii) of the aforementioned Rule. Accordingly, no information has been provided in this schedule.**

See auditors' report.

SCHEDULE IV

FG MARKETS, INC.

RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2005

Net capital per FG Market, Inc.'s Part IIA (unaudited) FOCUS report as of December 31, 2005	$	37,651
AUDIT ADJUSTMENTS:		
Increase in accounts payable		(2,100)
Decrease in Capital Lease Obligation		592
Audit Adjustments (net)		(1,508)
Net Capital Per Schedule I	$	36,143

See auditors' report.